Exhibit 12.1

Pioneer Energy Services Corp.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Year ended December 31,
	2013	2012		2011		2010	2009
Earnings
Income (loss) before income taxes	$(55,778)	$46,386		$20,833		$(47,558)	$(40,172)
Plus: Fixed charges	51,118	49,023		33,133		28,080	10,024
Less: Capitalized interest	(943)	(10,184)		(2,311)		(547)	(256)
Total	$(5,603)	$85,225		$51,655		$(20,025)	$(30,404)

Fixed Charges
Interest expense	$46,239	$35,049		$27,922		$24,755	$7,598
Capitalized interest	943	10,184		2,311		547	256
Amortization of debt financing costs	2,126	2,114		1,835		1,904	1,547
Estimate of interest component of rental expense	1,810	1,676		1,065		874	623
Total	$51,118	$49,023		$33,133		$28,080	$10,024

Ratio of Earnings to Fixed Charges	NA(3)	1.7	x	1.6	x	NA (2)	NA (1)

(1) For the year ended December 31, 2009, income was insufficient to cover fixed charges by $40,428,000.
(2) For the year ended December 31, 2010, income was insufficient to cover fixed charges by $48,105,000.
(3) For the year ended December 31, 2013, income was insufficient to cover fixed charges by $56,721,000.